UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3) 1

BROADCASTER, INC.

(formerly International Microcomputer Software, Inc.)

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

459862306

(CUSIP Number)

Nolan Quan

9201 Oakdale Avenue

Suite 201

Chatsworth, CA 91311

(323) 988-0754

With copies to:

Lehman & Eilen LLP

20283 State Road 7, Suite 300

Boca Raton, FL 33498

Attention: Hank Gracin, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note :  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

1

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459862306	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Nolan Quan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00 (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 22,490,000 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 22,490,000(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,490,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.8%(2)
14	TYPE OF REPORTING PERSON* IN—Individual

———————

(1)

50,000 of the shares are owned by the Rosen-Quan Family Trust dtd 7/30/99 of which Mr. Quan is a trustee. The remaining 22,440,000 shares are owned by four limited liability companies of which Mr. Quan is the managing member as follows:

•

Software People, LLC, a Wyoming limited liability company – 5,120,000 shares;

•

Trans Global Media, LLC, a Wyoming limited liability company – 5,120,000 shares;

•

Broadcaster, LLC, a Nevada limited liability company – 9,640,000 shares; and

•

AccessMedia Technologies, LLC, a Wyoming limited liability company – 2,560,000 shares.

(2)

Based upon 51,342,221 shares of common stock outstanding as of December 21, 2007.

CUSIP No. 459862306	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Software People, LLC IRS# 20-2631040
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00 (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES	7	SOLE VOTING POWER 5,120,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,120,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,120,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%(1)
14	TYPE OF REPORTING PERSON* OO—Other

———————

(1)

Based upon 51,342,221 shares of common stock outstanding as of December 21, 2007.

CUSIP No. 459862306	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Trans Global Media, LLC IRS# 16-1634586
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00 (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES	7	SOLE VOTING POWER 5,120,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,120,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,120,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%(1)
14	TYPE OF REPORTING PERSON* OO—Other

———————

(1)

Based upon 51,342,221 shares of common stock outstanding as of December 21, 2007.

CUSIP No. 459862306	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Broadcaster, LLC IRS# 74-3100476
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00 (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES	7	SOLE VOTING POWER 9,640,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 9,640,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,640,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.77%(1)
14	TYPE OF REPORTING PERSON* OO—Other

———————

(1)

Based upon 51,342,221 shares of common stock outstanding as of December 21, 2007.

CUSIP No. 459862306	13D	Page 6

This Amendment No. 3 to Schedule 13D is being filed by Nolan Quan. Mr. Quan filed an original Schedule 13D dated June 1, 2006 (the “Original 13D”), Amendment No. 1 dated February 5, 2007 and Amendment No. 2 dated April 2, 2007.

Item 2.

Identity and Background.

Item 2 is hereby amended by adding the following at the end of the section:

Name: AccessMedia Technologies, LLC

State of Incorporation: Wyoming

Principal Business: Investments

Business Address: 123 West First Street, #675, Casper, WY 82601

(d)

No

(e)

No

(f)

Not Applicable

Item 4.

Purpose of the Transaction.

Item 4 is hereby amended by deleting the second sentence of its fourth paragraph and replacing it with the following:

Mr. Quan no longer has any understanding with Michael Gardner or his affiliates to act together with respect to any matters affecting or relating to the common stock of Broadcaster, Inc.

Item 5.

Interest in Securities of the Issuer.

The first three paragraphs of Item 5 are hereby amended by as follows:

Mr. Quan is the beneficial owner of 50,000 shares of Broadcaster Common Stock of the Rosen-Quan Family Trust dtd 9/30/99 (the “Rosen-Quan Family Trust”) of which he is a trustee. The AccessMedia Entities are the owners of 22,440,000 shares of Broadcaster Common Stock. Because of Mr. Quan’s relationship with the AccessMedia Entities, he is the beneficial owner of the 22,440,000 shares of AccessMedia Common Stock owned by the AccessMedia Entities. Accordingly, Mr. Quan has the sole power to sell 22,440,000 shares of Broadcaster Common Stock.

As discussed in Item 4, the Parent and Company Voting Agreements have terminated and Mr. Quan is no longer deemed by Rule 13d-5(b)(1)of the Act to be the beneficial owner of all shares of Broadcaster Common Stock owned by each party to the Parent and Company Voting Agreements. However, Mr. Quan is deemed by Rule 13d-5(b)(1) of the Act to be the beneficial owner of all shares of Broadcaster Common beneficially owned by the Rosen-Quan Family Trust and the AccessMedia Entities. As a result, he may be deemed to have shared voting power over:

•

the 50,000 shares of Common Stock owned by the Rosen-Quan Family Trust; and

•

the 22,440,000  shares of Common Stock owned by the AccessMedia Entities

CUSIP No. 459862306	13D	Page 7

Software People, LLC, Trans Global Media, LLC, AccessMedia Technologies, LLC, Broadcaster, LLC and Rosen-Quan Family Trust dtd 7/30/99, the reporting entities which comprise part of Mr. Quan’s group, own the following shares of Broadcaster Common Stock:

Name	Combined Beneficial Ownership	Percentage of Class Beneficially Owned	Sole Voting Power	Sole Power to Sell
Software People, LLC	5,120,000	9.97%	5,120,000	5,120,000
Trans Global Media, LLC	5,120,000	9.97%	5,120,000	5,120,000
AccessMedia Technologies, LLC	2,560,000	4.98%	2,560,000	2,560,000
Broadcaster, LLC	9,640,000	18.77%	9,640,000	9,640,000
Rosen-Quan Family Trust	50,000	*	50,000	50,000

———————

*

Represents less than 1% of the shares outstanding

CUSIP No. 459862306	13D	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2007

By:	/s/ NOLAN QUAN
Nolan Quan

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).